E:\DGARFIEL\FUNDS\BLKROCK\MISC\RAANSR77.697

For the semi-annual period ended April 30, 1997
File number 811-7664


                          SUB-ITEM 77C
      Submission of Matters to a Vote of Security Holders


     An Annual Meeting of Shareholders was held on April 15, 1997. At such meeting the shareholders approved the selection of auditors and the election of directors. Pursuant to Instruction 2 to this Sub-Item, information as to these matters has not been included in this Attachment.